

November 19, 2010

Via U.S. Mail and Fax (800) 731-6120

Eng Kok Yap
Lans Holdings Inc.
c/o David S. Jennings, Esq.
330 Carousel Parkway
Henderson, Nevada 89014

   Re: Lans Holdings Inc.
     Post Effective Amendment No. 2 to Registration Statement on Form S-1
     Filed November 9, 2010
     Amendment No. 1 to Form 10-K for the Fiscal Year Ended
     November 30, 2009
     Filed November 9, 2010
     File No. 333-148385

Dear Mr. Yap:

   We have reviewed your response letter dated November 9, 2010, and your Post-Effective Amendment number two to Form S-1 and Form 10-K/A, both filed November 9, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Post Effective Amendment No. 2 to Registration Statement on Form S-1

Summary, page 4

1. We note your response to comment three of our letter dated October 21, 2010 and related amendments. Please make conforming changes to your disclosure in the last risk factor on page 11 and the first, second and fourth risk factors on page 13.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended November 30, 2009

General

2. We have reviewed your response to comment six in our letter dated October 21, 2010. Please explain in reasonable detail the filing error that occurred that caused the omission of amounts in your statement of operations for the year ended November 30, 2009. We remind you that disclosure controls and procedures include controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Given that you failed to report your statement of operations for the year ended November 30, 2009 within your Form 10-K filed on March 19, 2010, it is unclear to us how this omission is unrelated to the effectiveness of your disclosure controls and procedures. As such, please explain to us in more detail how you reconsidered your conclusion regarding the effectiveness of your disclosure controls and procedures at year end. If you continue to believe that your disclosure controls and procedures were effective, please explain to us in more detail how you arrived at this conclusion.

Exhibit 31

3. We reissue comment seven of our October 21, 2010 letter. Please confirm that in future filings your certifications will appear exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that you deleted the word "and" from paragraph 4(d) of both certifications and your Chief Financial Officer's certification continues to include a changed citation in paragraph 4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, or in her absence, Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 with any questions regarding comments on the financial statements or related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David S. Jennings, Esq.
        Via Fax (800) 731-6120